UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
SYNOVUS FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Georgia	58-1134883

(State of incorporation or organization)	(I.R.S. Employer Identification Number)

1111 Bay Avenue, Suite 500
Columbus, Georgia	31901

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Series B Participating Cumulative Preferred Stock Purchase Rights	New York Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐________
Securities Act registration statement file number to which this form relates: None.
Securities to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered.
     On April 26, 2010, the board of directors of Synovus Financial Corp. (the “Company”) adopted a Shareholder Rights Plan (the “Rights Plan”). The purpose of the Rights Plan is to protect the Company’s ability to use certain tax assets, such as net operating loss carryforwards, capital loss carryforwards and certain built-in losses (the “Tax Benefits”), to offset future income. The Company’s use of the Tax Benefits in the future would be substantially limited if it experiences an “ownership change” for U.S. federal income tax purposes. In general, an “ownership change” will occur if there is a cumulative change in the Company’s ownership by “5-percent shareholders” (as defined under U.S. income tax laws) that exceeds 50 percentage points over a rolling three-year period.
     The Rights Plan is designed to reduce the likelihood that the Company will experience an ownership change by discouraging (i) any person or group from becoming (a) a beneficial owner of 5% or more of the then outstanding common stock of the Company or (b) a “5-percent shareholder” (as defined under the U.S. income tax laws) with respect to the Company (in either case, a “Threshold Holder”) and (ii) any existing Threshold Holder from acquiring any additional stock of the Company. There is no guarantee, however, that the Rights Plan will prevent the Company from experiencing an ownership change.
     A corporation that experiences an ownership change will generally be subject to an annual limitation on certain of its pre-ownership change tax assets in an amount generally equal to the equity value of the corporation immediately before the ownership change, multiplied by the “long-term tax-exempt rate” (subject to certain adjustments).
     After giving careful consideration to this issue, the board of directors has concluded that the Rights Plan is in the best interests of the Company and its shareholders.
     In connection with the adoption of the Rights Plan, on April 26, 2010, the Company’s board of directors declared a dividend of one preferred stock purchase right (a “Right”) for each share of common stock outstanding at the close of business on April 29, 2010 (the “Record Date”) and authorized the issuance of one Right (subject to adjustment) in respect of each share of common stock issued after the Record Date.
     Each Right will initially represent the right to purchase, for $12.00 (the “Purchase Price”), one one-millionth of a share of Series B Participating Cumulative Preferred Stock, no par value (the “Preferred Stock”). The terms and conditions of the Rights are set forth in the Rights Plan.
     The Rights will not be exercisable until the earlier of (i) the close of business on the 10th business day after the date (the “Stock Acquisition Date”) of the announcement that a person has become an Acquiring Person (as defined below) and (ii) the close of business on the 10th business day (or such later day as may be designated prior to the Stock Acquisition Date by the board of directors) after the date of the commencement of a tender or exchange offer by any person that could, if consummated, result in such person becoming an Acquiring Person. The date that the Rights become exercisable is referred to as the “Distribution Date.”
     After any person has become an Acquiring Person, each Right (other than Rights treated as beneficially owned under certain U.S. tax rules by the Acquiring Person and certain of its transferees) will generally entitle the holder to purchase for the Purchase Price a number of millionths of a share of the Preferred Stock having a market value of twice the Purchase Price.
     An “Acquiring Person” means, in general, any Threshold Holder other than (A) the Company or any subsidiary or employee benefit plan or compensation arrangement of the Company; (B) the United States government; (C) certain “Existing Holders” (as defined in the Rights Plan) so long as each such holder does not acquire any additional stock of the Company; (D) certain “Strategic Investors” (as defined in the Rights Plan) designated as such by the board of directors, so long as each such Strategic Investor satisfies the applicable requirements in the Rights Plan; (E) any person that the board of directors determines, in its sole discretion, has inadvertently become a Threshold Holder, so long as such person promptly divests sufficient shares so that such person is no longer a Threshold Holder; (F) any person that the board of directors determines, in its sole discretion, has not jeopardized or endangered, and likely will not jeopardize or endanger, the Company’s utilization of its Tax Benefits, so long as each such person does not acquire any additional stock of the Company; and (G) any person that acquires at least a majority of the Company’s common stock through a “Qualified Offer” (as defined in the Rights Plan).
     At any time on or after a Stock Acquisition Date, the board of directors may generally exchange all or part of the Rights (other than Rights treated as beneficially owned under certain U.S. tax rules by the Acquiring Person and certain of its transferees) for shares of Preferred Stock at an exchange ratio of one one-millionth of a share of Preferred Stock per Right.
     The issuance of the Rights is not taxable to holders of the Company’s common stock for U.S. federal income tax purposes.
     The board of directors may redeem all of the Rights at a price of $0.000001 per Right at any time before a Distribution Date.
     Prior to a Distribution Date, (i) the Rights will be attached to the shares of the Company’s common stock, (ii) in the case of certificated shares, the Rights will be evidenced by the certificates representing the shares, (iii) the Rights will be transferred with the Company’s common stock and (iv) the registered holders of the Company’s common stock will be deemed to be the registered holders of the Rights. After the Distribution Date, the Rights agent will mail separate certificates evidencing the Rights to each record holder of the Company’s common stock as of the close of business on the Distribution Date (other than common stock treated as beneficially owned under certain U.S. tax rules by the Acquiring Person and certain of its transferees), and thereafter the Rights will be transferable separately from the Company’s common stock. The Rights will expire on April 27, 2013, unless earlier exchanged or redeemed.
     At any time prior to a Distribution Date, the Rights Plan may be amended in any respect. At any time after the occurrence of a Distribution Date, the Rights Plan may be amended in any respect that does not adversely affect Rights holders (other than any Acquiring Person or its affiliates).
     A Rights holder has no rights as a shareholder of the Company, including the right to vote and to receive dividends. The Rights Plan includes anti-dilution provisions designed to maintain the effectiveness of the Rights.
     The above summary of the Rights Plan is qualified by the full text of the Rights Plan being filed as Exhibit 4.1 to this Form 8-A and incorporated herein by reference in its entirety.
Item 2. Exhibits.

Exhibit No.	Description of Exhibit
4.1	Shareholder Rights Plan, dated as of April 26, 2010, between Synovus Financial Corp. and Mellon Investor Services LLC, as Rights Agent, which includes the Form of Articles of Amendment to the Articles of Incorporation of Synovus Financial Corp. (Series B Participating Cumulative Preferred Stock) as Exhibit A, the Summary of Terms of the Rights Agreement as Exhibit B and the Form of Right Certificate as Exhibit C

99.1	Letter to be sent to the Shareholders of Synovus Financial Corp.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SYNOVUS FINANCIAL CORP.
By:	/s/ Samuel F. Hatcher
	Name:	Samuel F. Hatcher
	Title:	Executive Vice President, General Counsel and Corporate Secretary

April 29, 2010